December 21, 2018

Liron Carmel
Chief Executive Officer
CANNAPOWDER, INC.
20 Raoul Wallenberg St.
Tel Aviv, Isreal

       Re: CANNAPOWDER, INC.
           Registration Statement on Form S-1
           Filed December 11, 2018
           File No. 333-228741

Dear Mr. Carmel:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 Filed December 11, 2018

Cover Page

1.     We note your disclosure that your common stock is quoted on the OTC Pink
Sheet
       Market. Please revise here, and make corresponding changes elsewhere in the prospectus, to disclose a fixed price at which shares will be sold until your shares are listed on a national securities exchange or quoted on the OTC Bulletin Board, OTCQX or OTCQB, at which time they may be sold at prevailing market prices or in privately negotiated transactions. See Item 501(b)(3) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Liron Carmel
CANNAPOWDER, INC.
December 21, 2018
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625
with any questions.



                                                           Sincerely,
FirstName LastNameLiron Carmel
                                                           Division of
Corporation Finance
Comapany NameCANNAPOWDER, INC.
                                                           Office of Healthcare
& Insurance
December 21, 2018 Page 2
cc:       Lawrence R. Lonergan, Esq.
FirstName LastName